                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                _______________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the fiscal year ended December 31, 2000.


                                       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____________ to ____________.

                             Commission file number

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Highlands Insurance Group Employees' Retirement and Savings Plan.

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648.

                           HIGHLANDS INSURANCE GROUP

                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                           ANNUAL REPORT ON FORM 11-K

                               December 31, 2000


                                     INDEX


                                                                            PAGE
                                                                            ----

AUDITED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT AUDITORS.....................................      ii
Signatures.............................................................     iii
Exhibits...............................................................      iv

                           HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                       Financial Statements and Schedule

                           December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                           HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS


                                                                        Page

Independent Auditors' Report                                              1

Statements of Net Assets Available for Plan Benefits -
 December 31, 2000 and 1999                                               2
Statement of Changes in Net Assets Available for Plan Benefits -
 Year ended December 31, 2000                                             3
Notes to Financial Statements                                         4 - 9

SCHEDULE

Schedule H, Line 4I- Schedule of Assets (Held at End of Year)            10

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
 Highlands Insurance Group
 Employees' Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 26, 2001

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


                                               2000          1999
                                            -----------   ----------
Assets:
 Investments at fair value (note 2):
  Mutual funds                              $66,599,367   59,375,989
  Common stock                                1,651,757    1,460,030
  Participant loans                           1,373,798    1,457,850
                                            -----------   ----------
   Total investments at fair value           69,624,922   62,293,869
                                            -----------   ----------

 Income receivable                                    -        4,102
 Cash                                            27,874       30,082
                                            -----------   ----------
   Total assets                              69,652,796   62,328,053

Accrued liabilities                                   -       54,412
                                            -----------   ----------
Net assets available for plan benefits      $69,652,796   62,273,641
                                            ===========   ==========

See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 2000


Additions to net assets:
 Contributions:
   Employer                                                      $   904,273
   Employee                                                        2,720,444
   Rollover                                                          224,251
                                                                 -----------
      Total contributions                                          3,848,968

 Investment income - interest and dividend income                  1,293,384

 Net depreciation in fair value of investments                    (3,262,329)
 Net realized losses                                              (1,082,694)
                                                                 -----------
      Net unrealized and realized depreciation in fair
       value of investments                                       (4,345,023)
                                                                 -----------
      Total investment income                                     (3,051,639)


 Transfer in from NNIG Profit Sharing and Retirement Savings
  Plan                                                            18,252,665
                                                                 -----------
      Total additions                                             19,049,994

Deductions from net assets:
 Benefits paid on behalf of participants                          11,664,889
 Administrative expenses                                               5,950
                                                                 -----------
      Total deductions                                            11,670,839
                                                                 -----------
Net increase in net assets available for plan benefits             7,379,155

Net assets available for plan benefits - beginning of year        62,273,641
                                                                 -----------
Net assets available for plan benefits - end of year             $69,652,796
                                                                 ===========

See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  SUMMARY OF THE PLAN

   The following brief description of the Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   The Plan is a defined contribution plan covering eligible employees of Highlands Insurance Group, Inc., a Delaware corporation, and its subsidiaries (the Company). CitiStreet, a State Street and Citigroup Company, serves as the Plan's Trustee and recordkeeper. The Plan is sponsored and advised by a committee (i.e., Administrative Committee) whose members are appointed by the Board of Directors of the Company. One member of the Committee is designated as Plan Administrator.

   Effective July 31, 2000, as approved by the Board of Directors of the Company, the NNIG Profit Sharing and Retirement Savings Plan was merged into the Plan, as amended. Assets of $18,257,032 consisting of $18,252,665 in cash and $4,367 in loans were transferred to the Plan.

   PARTICIPATION

   Since January 1, 1997, an employee is eligible for participation in the Plan on the first day of employment.

   CONTRIBUTIONS

   The Plan allows the participant to contribute between 1% and 15% of the participant's calendar year compensation up to an annual maximum pre-tax income of $10,500 and $10,000 in 2000 and 1999, respectively. The total pre-tax contribution in any year is subject to certain limitations set forth in the Internal Revenue Code. The Company's matching contributions are equal to the percent declared for the year, if any, by the Company's Board of Directors, up to 6% of the participant's eligible compensation contributed to the Plan. For 2000, the Company provided a match of 50% on the first 6% of the participant's eligible compensation contributed to the Plan. The Company may also make a discretionary annual profit sharing contribution at the Plan's year end as determined by the Board of Directors. There was no discretionary profit sharing contribution for the 2000 Plan year.

   In order to be eligible for the discretionary annual profit sharing contribution, the participant must have completed one year of service and be actively employed by the employer on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

   Participants may elect to make after-tax contributions to the Plan, in addition to their pre-tax contribution, not to exceed 15% in total for 2000 and 1999, respectively, of their eligible earnings during the Plan year. After-tax contributions are not subject to Company match and/or profit sharing contributions.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

INVESTMENT OPTIONS

Effective July 1, 1998, the following investment options were available under the Plan:

 . STABLE VALUE INCOME FUND - Amounts invested in this fund are invested with a view toward preserving principal and provide a rate of return competitive with other fixed income investments by investing primarily in investment contracts.

 . AMERICAN BOND FUND OF AMERICA - This bond fund seeks a high level of current income by investing primarily in investment grade corporate bonds, U.S. government bonds and money market securities.

 . LIFE SOLUTIONS GROWTH FUND - Amounts invested in this fund are invested with a view toward providing capital growth by investing primarily in stocks.

 . MATRIX EQUITY FUND - Amounts invested in this fund are invested with a view toward producing returns that exceed the S&P 500 Index by investing primarily in common stock.

 . FRANKLIN SMALL CAP GROWTH FUND - This aggressive growth stock fund seeks maximum capital appreciation by investing in domestic small companies with market capitalizations generally under $1 billion.

 . TEMPLETON FOREIGN FUND I - This international stock fund seeks long-term capital growth by investing primarily in stocks and, to a lesser degree, debt obligations of companies and governments outside the United States.

 . HIGHLANDS INSURANCE GROUP STOCK FUND - This single stock fund seeks growth over the long-term through appreciation in the value of Highlands Insurance Group, Inc. common stock. The Fund provides an opportunity to become an owner in the Company and share directly in its future performance.

Effective July 31, 2000, the following investment options were made available to participants under the Plan:

 . U.S. BOND INDEX FUND - Amounts invested in this fund are invested with a view toward providing income from corporate bonds, U.S. Government bonds, mortgage-backed and asset-backed securities.

 . S&P 500 INDEX FUND - Amounts invested in this fund are invested with a view toward providing income and asset appreciation from the 500 stocks in the S&P Index in proportion to their weighting in the Index.

 . INTERNATIONAL STOCK FUND - Amounts invested in this fund are invested for capital appreciation by investing primarily in companies that tend to be large capitalization, multi-national stocks that provide growth opportunities.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

 . ADVICE ACCOUNT. This account is designed for participants desiring personalized savings and investment advice relative to their 401(k) plan investments. The Advice Account is an additional investment option within the Plan, which includes an exclusive selection of funds, personalized investment advice, and retirement planning through ongoing guidance from a trained and licensed Financial Advisor. The funds cover all major asset classes and are designed to work together to effectively diversify the participant's portfolio. The five Advice Account funds are as follows:

   . SSGA Advice Money Market Fund - Amounts invested in this fund are invested in high-quality money market securities and other short-term debt instruments.

   . SSgA Advice Bond Index Fund - Amounts invested in this fund are invested in a diversified portfolio representative of the broad domestic bond market.

   . SSgA Advice Large Company Stock Index Fund - Amounts invested in this fund are invested in Standard & Poor's 500 Index stocks in proportion to their weighting in the Index.

   . SSgA Advice Small Company Stock Index Fund - Amounts invested in this fund are invested in all 2,000 stocks in the Russell 2000 Index in proportion to their weighting in the Index.

   . SSgA Advice International Stock Index Fund - Amounts invested in this fund are invested in investments in the MSCI EAFE Index in proportion to their weighting in the Index.

In addition, the following three investment options are no longer available to plan participants:

   .  American Bond Fund of America

   .  Matrix Equity Fund

   .  Templeton Foreign Fund I

BENEFITS PAID TO PARTICIPANTS

Upon application and approval by the Administrative Committee, a participant may withdraw, during active employment, all or part of the participant's after-tax employee contribution account balance and, under certain conditions, such as hardship withdrawals, the vested portion of the participant's employer contribution account balance. Participants have a vested interest in the employer contribution account based on their years of service as follows:

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

                                                    VESTED
       YEARS OF SERVICE                           PERCENTAGE
       ----------------                           ----------
       Less than 3                                        0%
       At least 3 but less than 4                    33-1/3
       At least 4 but less than 5                    66-2/3
       5 or more                                        100

The right to benefits under the Plan is nonforfeitable upon the attainment of normal retirement age (age 65 and 5 years of service effective July 1, 1998), permanent disability or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and employer contribution accounts as of the date of retirement, permanent disability, or death, whether the participant's interest in such accounts is vested or not. A participant which has terminated employment is entitled to receive the total amounts in the participant contribution accounts and the participant's vested interest in the amounts in the employer contribution account.

FORFEITURES

Forfeitures represent the nonvested portion of a terminated participant's employer contribution account. Forfeited employer tax deferred contributions are used to reduce future Company contributions. Forfeited nonvested accounts totaled $229,479 and $540,169 at December 31, 2000 and 1999, respectively.

PARTICIPANT LOANS

The Plan allows for loans to be made to participants subject to ERISA and Company guidelines. A participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. No more than two loans may be outstanding at any time with $1,000 as a minimum loan amount. The term of the loan cannot exceed five years and requires level amortization with payments not less frequently than quarterly. The loan interest rate for 2000 and 1999 is the prime rate plus 1%. All loans are due and payable from the participant's account upon termination of employment.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution, Plan earnings, forfeitures and administrative expenses.

FEES AND EXPENSES

For 2000, the Company paid certain administrative expenses for the Plan related to compliance and operational activities as defined by the Department of Labor. Such expenses were $115,706 and $166,496 in 2000 and 1999.

PLAN AMENDMENT, MODIFICATION, AND TERMINATION

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

    accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENT VALUATION

   The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

   Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are stated at cost which approximates their fair value.

   NEW ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

   ACCRUED LIABILITIES

   Accrued liabilities represent amounts owed for Plan expenses including investment expenses, as of the end of the year.

(3)  INVESTMENTS

   In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
   3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

   Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                   2000            1999
                                                -----------     ----------
Franklin Small Cap Growth Fund                  $ 6,573,130      6,545,957
Life Solutions Growth Fund                       15,530,227     15,690,855
Stable Value Income Fund                         25,266,062     20,966,050
S&P 500 Index Fund                               14,883,771     12,465,867
                                                ===========     ==========

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year ) depreciated in value by $4,345,023, as follows:

         Mutual funds          $(4,283,821)
         Common stock              (61,202)
                               -----------
                               $(4,345,023)
                               ===========

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                 DECEMBER 31,
                                      --------------------------------
                                         2000                  1999
                                      ----------             ---------
Net assets:
 Common                               $1,651,757             1,460,030


                                      YEAR ENDED
                                     DECEMBER  31,
                                         2000
                                     -------------
Changes in net assets:
 Contributions                        $  999,130
 Investment income                         2,240
 Net depreciation, in fair value         (61,202)
 Benefits paid on behalf of              (82,125)
  participants
 Transfers to participant-directed
  investments                           (666,100)
 Administrative expenses                    (215)
                                      ----------
                                      $  191,727
                                      ==========

(5)   FEDERAL INCOME TAX MATTERS

   The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

                                                                        SCHEDULE

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

        Schedule H, line 4I - Schedule of Assets (Held At End of Year)

                               December 31, 2000


  IDENTITY OF ISSUE, BORROWER,                                                       FAIR
   LESSOR, OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT           COST         VALUE
  ----------------------------      -------------------------           ----         -----

* State Street Bank and Trust    Stable Value Income Fund             $22,587,272   25,266,062

* State Street Bank and Trust    Life Solutions Growth Fund            15,160,411   15,530,227

* State Street Bank and Trust    S&P 500 Index Fund                    14,814,940   14,883,771

* State Street Bank and Trust    Franklin Small Cap Growth Fund         6,246,941    6,573,130

* State Street Bank and Trust    U.S. Bond Index Fund                   2,177,748    2,384,240

* State Street Bank and Trust    Highlands Insurance Group Stock
                                   Fund                                 1,753,383    1,651,757

* State Street Bank and Trust    International Stock Fund               1,416,742    1,460,701

* State Street Bank and Trust    SSgA Advice Large Company
                                   Stock Index Fund                       227,874      226,024

* State Street Bank and Trust    SSgA Advice Small Company
                                   Stock Index Fund                       140,722      138,850

* State Street Bank and Trust    SSgA Advice Money Market Fund             67,859       68,378

* State Street Bank and Trust    SSgA Advice International
                                   Stock Index Fund                        63,744       61,732

* State Street Bank and Trust    SSgA Advice Bond Index Fund                5,958        6,252

* Participant loans              (Bearing interest at rates between
                                   8.75% and 10.50% maturing in
                                   years 2001 through 2005)             1,373,798    1,373,798
                                                                      -----------   ----------
                                                                      $66,037,392   69,624,922
                                                                      ===========   ==========

* Represents party-in-interest transactions.

See accompanying independent auditors' report.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


                                 HIGHLANDS INSURANCE GROUP
                                 EMPLOYEES' RETIREMENT AND SAVINGS PLAN

Dated:  June 28, 2001            By:  /s/   Georgean M. Wardzinski
                                      ------------------------------------------
                                      Georgean M. Wardzinski, Plan Administrator

                                 EXHIBIT INDEX


Exhibit

 23      Consent of KPMG LLP























                                      iv